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                               April 18, 2024

       David P. Hochman
       Chief Executive Officer
       Orchestra BioMed Holdings, Inc.
       150 Union Square Drive
       New Hope, PA 18938

                                                        Re: Orchestra BioMed
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1 on Form S-3
                                                            Filed March 27,
2024
                                                            File No. 333-274924

       Dear David P. Hochman:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 24, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 on Form S-3

       Cover Page

   1. We note your response to prior comment 1 and re-issue in part. Where you disclose the
                                                        "weighted average per
share" price of common stock, please further revise to disclose the price that the selling
securityholders paid for each of the securities being registered for resale.
   2. We note your response to prior comment number 4 that "the weighted average price of the shares of common stock
being registered . . . was $6.65" and, therefore, the Company has elected not to include
this information. While the average initial sale price of your common stock is more
than the current market value, there remain selling shareholders that will profit on
sales as a result of the lower initial price for which they purchased their shares. Therefore,
these selling shareholders will have an incentive to sell their shares and that public
securityholders may not experience a similar rate of return on the securities
 David P. Hochman
Orchestra BioMed Holdings, Inc.
April 18, 2024
Page 2
      they purchased. Please revise your cover page and risk factors to include disclosure relating to certain selling shareholders' incentive to sell.
Risk Factors, page 8

3. We note your response to prior comment 6 and re-issue in part. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please highlight in a risk factor here the amount of shares being registered for resale could have a significant negative impact on the public trading price of the common stock and the attendant risks.
       Please contact Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642
with any other questions.



                                                            Sincerely,

FirstName LastNameDavid P. Hochman                          Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameOrchestra BioMed Holdings, Inc.
                                                            Services
April 18, 2024 Page 2
cc:       Yariv Katz
FirstName LastName